07027125

Man Investments

October 2, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 3 2007
WASH, D.C. 185

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Steven Zoric
Vice President & Secretary

cc: Barry Wakefield (w/ Encl.)

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Man Investments USA Holdings Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel + (312) 881 6800
Fax + (312) 881 6652

www.maninvestments.com

A member of the Man Group

Man Group plc
2 October 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 1 October 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$32.28.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+2.18%
Last 12 months	+12.7%
Annualised return since inception	+13.0%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Close period repurchase programme

Man Group plc ("Man Group" or the "Company") announces that the Company has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in Man Group for cancellation during the Company's close period commencing on 1 October 2007 and ending on the day prior to the announcement of the Company's results for the six months ended 30 September 2007. This arrangement is in accordance with the Listing Rules and the Company's general authority to repurchase shares.

Enquiries
Man Group plc
Peter Clarke 020 7144 1000

Man Group plc - Investor Day.
26 September 2007

Man Group has today presented an overview of the Group to analysts and investors. The presentations included an estimated balance sheet and regulatory capital position, and movements in cash and cash equivalents, for the six months to 30 September 2007, following the separation of MF Global.

The full presentation is available on the website at www.mangroupplc.com. An audio recording of the Investor Day will be available on the Man Group website and also at www.cantos.com by the end of today.

Man Group plc
25 September 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 24 September 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$31.59.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.09%
Last 12 months	+12.7%
Annualised return since inception	+13.0%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
2 October 2007

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 September 2007, the Net Asset Value of Athena Guaranteed Futures Ltd was US$99.80.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+7.25%
Last 12 months	+14.4%
Annualised return since inception	+14.6

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END